UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CHEMBIO DIAGNOSTICS, INC.
(Name of Subject Company (Issuer))

PROJECT MERCI MERGER SUB, INC.
(Offeror)
A wholly-owned indirect subsidiary of
BIOSYNEX SA
(Parent of Offeror)
BIOSYNEX U.S. HOLDINGS, INC.
(Other Persons)
(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

163572209
(CUSIP Number of Class of Securities)

Alexis Steinmetz
c/o Biosynex SA
22 Boulevard Sébastien Brant
67400 Illkirch-Graffenstaden, France
+33 (0)6 70 86 00 15
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:
James Hu
Marc Petitier
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
(212) 819-8200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the appropriate boxes below to designate any transactions to which the statement relates:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (as amended and together with any subsequent amendments and supplements hereto, the “Schedule TO”) filed by Biosynex SA, Inc., a French société anonyme (“Parent”), Biosynex U.S. Holdings, Inc., a Delaware corporation and a wholly-owned direct subsidiary of Parent (“Holdco”), and Project Merci Merger Sub, Inc., a Nevada corporation and a wholly-owned indirect subsidiary of Parent (“Purchaser”) with the Securities and Exchange Commission on February 14, 2023. The Schedule TO relates to the tender offer for all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Chembio Diagnostics, Inc. (“CEMI”), at a price of $0.45 per Share, net to the seller in cash without interest and subject to any required withholding taxes (the “Offer Price”), upon the terms and conditions set forth in the offer to purchase, dated February 14, 2023 (together with any amendments or supplements thereto, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related letter of transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B).

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged. This Amendment is being filed to reflect certain updates as reflected below. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offer to Purchase or the Schedule TO. You should read this Amendment together with the Schedule TO and the Offer to Purchase.

Item 11. Additional Information.

The information set forth in Section 16 of the Offer to Purchase titled “Certain Legal Matters; Regulatory Approvals” and Item 11 of the Schedule TO, to the extent such item incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by replacing the subsection titled “Legal Proceedings” in its entirety with the following:

“Legal Proceedings.

On February 17, 2023, a complaint was filed in the United States District Court, Southern District of New York, against CEMI and the individual members of the CEMI Board and management, captioned Sholom Keller v. Chembio Diagnostics, Inc., Katherine L. Davis, John G. Potthoff, David W.K. Acheson, David W. Bespalko, Richard L. Eberly, Leslie Teso-Lichtman, and Lawrence J. Steenvoorden, Case No. 1:23-cv-01388 (the “Complaint”).

The Complaint asserts that the defendants violated Sections 14(d), 14(e), and 20(a) of the Exchange Act and certain rules and regulations promulgated thereunder by allegedly making false and misleading statements, or failing to disclose allegedly material facts necessary to make the statements made not misleading, relating to the Merger in the Schedule 14D-9, including allegations relating to the background of the Merger, financial projections, and analyses of Craig-Hallum.

In addition to the Complaint referenced above, thirteen demand letters (the “Demands”) have been received from purported stockholders of CEMI as of the date of this Amendment, each challenging certain of the disclosures in the Schedule 14D-9.”

Additional complaints may be filed and/or demand letters may be received in connection with the Merger and the Transactions. If additional similar complaints are filed and/or demand letters received, absent new or different allegations that are material, CEMI, Parent and Purchaser will not necessarily announce such additional complaints or demand letters.

On March 1, 2023, CEMI disclosed, among other items, the Complaint and Demands in an amendment to the Schedule 14D-9 (“Amended Schedule 14D-9”). CEMI informed Purchaser and Parent that it believes the disclosures set forth in the Schedule 14D-9 comply fully with applicable laws and that it denies the allegations in the Complaint and Demands.  However, in order to moot certain of the disclosure claims and avoid the costs, risks and uncertainties inherent in litigation, and provide additional information to its stockholders, CEMI determined to voluntarily provide certain additional disclosures in the Amended Schedule 14D-9. Nothing in such supplemental disclosures, which also include certain supplemental disclosures unrelated to the Complaint and/or the Demands, should be regarded as an indication that CEMI or CEMI’s affiliates, management, directors or other representatives, or any recipient of this information, considered or now considers the information contained in the supplemental disclosures to be material; rather, CEMI believes that the Schedule 14D-9 as filed on February 14, 2023 disclosed all necessary information and denies that any additional disclosures are or were required under any federal or state law.

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended by adding the following exhibit:

Exhibit No.	Description

107**	Filing Fee Table

Exhibit No.	Description
(a)(1)(A)*	Offer to Purchase, dated February 14, 2023.
(a)(1)(B)*	Letter of Transmittal.
(a)(1)(C)*	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(D)*	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Summary Advertisement, as published in the New York Times on February 14, 2023.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)
Joint Press Release issued by Chembio Diagnostics, Inc. and Biosynex SA, dated January 31, 2023 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(b)	Not applicable.
(d)(1)
Agreement and Plan of Merger, dated January 31, 2023, by and among Biosynex SA, Project Merci Merger Sub, Inc. and Chembio Diagnostics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by Chembio Diagnostics, Inc. on January 31, 2023).

(d)(2)*	Confidentiality Agreement, dated May 25, 2022, by and among Biosynex SA and Chembio Diagnostics, Inc.
(g)	None.
(h)	None.
107**	Filing Fee Table.

*	Previously filed.
**	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: March 1, 2023

PROJECT MERCI MERGER SUB, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX U.S. HOLDINGS, INC.

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	President

BIOSYNEX SA

By	/s/ Larry Abensur
Name:	Larry Abensur
Title:	Chief Executive Officer